This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 April 19, 2010

The information in this free writing prospectus is not complete and may be changed.

US$[            ] [STEP-UP] [STEP-DOWN] [CAPPED][FLOORED] [CALLABLE] [FIXED-TO-]FLOATING RATE NOTES DUE [            ] Principal Amount: US$ Issuer: Barclays Bank PLC (Rated AA–/Aa3)1 Issue Price: Series: Global Medium-Term Notes, Series A Principal Protection Percentage: 100% Original Issue Date: Original Trade Date: Maturity Date: [            ][, subject to Redemption at the Option of the Company (as set forth below).] CUSIP: Denominations: Minimum denominations of US$[            ] and integral multiples of US$[            ] thereafter. ISIN: Interest Rate Type: Day Count Convention: ☐ Regular Floating Rate ☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)☐ Actual/360 ☐ 30/360 ☐ Actual/Actual ☐ Actual/365☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252 Reference Asset/Reference Rate: ☐ CD Rate ☐ CMS Rate ☐ CMT Rate (Reuters Screen FRBCMT Page) ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate☐ Federal Funds (Effective) Rate ☐ Federal Funds (Open) Rate ☐ EURIBOR ☐ LIBOR Designated LIBOR Page: Reuters: ☐            Prime Rate ☐ Treasury Rate ☐ Other (see description in this free writing prospectus) Index Maturity: Interest Rate: [For each Interest Period commencing on or after the Original Issue Date, to but excluding [            ]: the Initial Interest Rate] [For each Interest period [commencing on or after [            ]], the interest rate per annum will be equal to [Reference Rate [plus applicable Spread] [[minus applicable Spread] [times applicable Multiplier]] [applicable Spread minus Reference Rate [times applicable Multiplier]], subject to the applicable Minimum Interest Rate and applicable Maximum Interest Rate] [For each Interest period [commencing on or after [            ]], the interest rate per annum will be equal to [Reference Rate [plus applicable Spread] [[minus applicable Spread] [times applicable Multiplier]] [applicable Spread minus Reference Rate [times applicable Multiplier]], subject to the applicable Minimum Interest Rate and applicable Maximum Interest Rate] Initial Interest Rate: [[ ]% ] [Spread:] For Interest Periods commencing on or after Spread [            ] [            ] [            ] [            ] [            ] [            ] [Multiplier:] For Interest Periods commencing on or after Multiplier [            ] [            ] [            ] [            ] [            ] [            ] [Maximum Interest Rate: [From and including [            ], to but excluding [            ]]: [—]% per annum [From and including [            ], to but excluding [            ]]: [—]% per annum [Minimum Interest Rate: [From and including [            ], to but excluding [            ]]: [—]% per annum [From and including [            ], to but excluding [            ]]: [—]% per annum Business Day: ☐ New York ☐ London ☐ Euro ☐ Other (            ) Business Day Convention:☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☐ Unadjusted 1 For further information regarding the ratings assigned to the Global Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

Interest Payment Dates:☐ Monthly,☐ Quarterly,☐ Semi-Annually,☐ Annually, payable in arrears on [            ], commencing on [            ] and ending on the Maturity Date or the Early Redemption Date, if applicable. Interest Period: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Reset Date for that Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date. Interest Reset Dates: For each Interest Period, the Interest Payment Date for the immediately preceding Interest Period (or for the initial Interest Period where no Initial Interest Rate is specified, the Original Issue Date). [Redemption at the Option of the Company: We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Interest Payment Date commencing on [            ], provided we give at least [            ] business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.] [Redemption Price: If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as the percentage of the principal amount of the Notes set forth in the schedule below, together with any accrued and unpaid interest to but excluding the Early Redemption Date:] Early Redemption Date Early Redemption Price [            ] [            ]% [            ] [            ]% [            ] [            ]% Settlement: DTC; Book-entry; Transferable. Listing: The Notes will be not listed on any U.S. securities exchange or quotation system. Agent: Barclays Capital Inc. [Variable Price Re-Offers: Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[            ] per $1,000 principal amount, or [            ]%, resulting in aggregate proceeds to Barclays Bank PLC of $[            ]. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.] [Fixed Price Re-Offers: Price to Public Agent’s Commission (1) Proceeds to Barclays Bank PLC Per Note%%% Total $ $ $ (1) Barclays Capital Inc. will receive commissions from the Issuer equal to [            ]% of the principal amount of the notes, or $[            ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Global Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

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Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date (or Early Redemption Date, if applicable). Because the Notes are our senior unsecured obligations, payment of any interest or any amount at maturity is subject to our ability to pay our obligations as they become due.

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Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes (after any initial period during which a fixed Initial Interest Rate is payable) is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. These risks include fluctuation of the applicable Interest Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods. We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility also could be characteristic of the future. In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

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Maximum Interest Rate—If a Maximum Interest Rate is specified on the cover page hereof, the Interest Rate on the Notes for any Interest Period (on or after any applicable date specified on the cover page hereof) will be limited to the specified Maximum Interest Rate. As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period exceeds the Maximum Interest Rate, your interest payment for the relevant Interest Period will reflect the Maximum Interest Rate, and you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any initial Interest Periods for which the Initial Interest Rate is payable, the effective per annum Interest Notes payable on the Notes on each Interest Payment Date will be a floating rate calculated as described under Interest Rate above. The following illustrates the process by which the Interest Rate and interest payment amount are determined for a particular Interest Period.

While the steps described below would be followed for any Notes issued hereunder, the examples provided below are for illustrative purposes only and do not, and do not purport to, describe all possible structures or interest payment possibilities for the Notes. In particular, certain Notes may be subject to step-up or step-down features, pursuant to which the Spread and/or Multiplier, and therefore the resulting Interest Rate, may increase or decrease for different Interest Periods at certain specified intervals.

For purposes of these examples, we assume that the Notes are not subject to Redemption at the Option of the Company. If the Notes were subject to Redemption at the Option of the Company and we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Step 1: Determine the value of the Reference Rate for the Interest Period.

For each Interest Period, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the applicable Reference Rate on the interest determination date relating to that Interest Reset Date. For further information concerning the interest determination dates for the various Reference Rates, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the per annum Interest Rate for the Interest Period by applying any Spread or Multiplier, while taking into account any Minimum Interest Rate or Maximum Interest Rate for that Interest Period.

For each Interest Period, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period:

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in the case of a standard floating rate Note, the per annum Interest Rate will be determined taking the value of the Reference Rate, adding or subtracting any relevant Spread, multiplying it by any applicable Multiplier, and then assessing that value relative to any applicable Minimum Interest Rate or Maximum Interest Rate; and

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in the case of an inverse floating rate Note, the per annum Interest Rate will be determined by subtracting the value of the Reference Rate from the applicable Spread, multiplying it by any applicable Multiplier, and then assessing that value relative to any applicable Minimum Interest Rate or Maximum Interest Rate.

If a Minimum Interest Rate or Maximum Interest Rate is applicable to a particular Interest Period and the Interest Rate otherwise determined for that Interest Period would be less than the specified Minimum Interest Rate or greater than the Maximum Interest Rate, the Interest Rate for that Interest Period will be the Minimum Interest Rate or Maximum Interest Rate, as applicable.

Note that, under the particular terms of a given Note, the Spread, Multiplier, or any applicable Minimum Interest Rate or Maximum Interest Rate may increase or decrease for different Interest Periods

Assuming the Reference Rate is 3-month LIBOR and the value of the Reference Rate (determined in the manner described above) is 3.00%, the following examples illustrate how the Interest Rate for the particular Interest Period would be calculated:

Example 1: The Note is a regular floating rate Note and the Interest Rate equals the Reference Rate plus or minus a specified Spread

Assuming that the Reference Rate is equal to 3.00% and the specified Spread is 0.50%, then the Interest Rate would be either 3.50% (if the Interest Rate is equal to the Reference Rate plus the Spread) or 2.50% (if the Interest Rate is equal to the Reference Rate minus the Spread).

Example 2: The Note is an inverse floating rate Note and the Interest Rate equals the Spread minus the Reference Rate

Assuming that the specified Spread is equal to 6.00% and the Reference Rate is equal to 3.00%, then the Interest Rate would be 3.00% (equal to the Spread minus the Reference Rate).

Example 3: The Note is a regular floating rate Note and the Interest Rate equals the Reference Rate times a Specified Multiplier

Assuming that the Reference Rate is equal to 3.00% and the specified Multiplier is 1.5 (or 150%), then the Interest Rate would be 4.50% (equal to 3.00% times 1.5).

Example 4: The Note is a regular floating rate Note and the Interest Rate equals the difference of the Reference Rate minus a specified Spread times a specified Multiplier

Assuming that the Reference Rate is equal to 3.00%, the specified Spread is 1.00% and the specified Multiplier is 2.0 (or 200%), and if the Interest Rate is equal to the Multiplier times the difference of the Reference Rate minus the Spread, then the Interest Rate would be 4.00% (equal to 2.00% (that is, 3.00% minus 1.00%) times 2.0).

Example 5: The Note is an inverse floating rate Note and the Interest Rate equals the difference of the Spread minus the Reference Rate, times a specified Multiplier

Assuming that the specified Spread is 5.50%, the Reference Rate is equal to 3.00%, and the specified Multiplier is 2.0 (or 200%), and if the Interest Rate is equal to the Multiplier times the difference of the Spread minus Reference Rate, then the Interest Rate would be 5.00% (equal to 2.50% (that is, 5.50% minus 3.00%) times 2.0).

Example 6: For examples 1-5 above, the applicable Interest Rate is subject to a Minimum Interest Rate or a Maximum Interest Rate

Assuming that the Interest Rate is subject to a Minimum Interest Rate of 3.25%, the Interest Rate otherwise calculated as 2.50% in Example 1 above and 3.00% in Example 2 above would not be payable since each is less than the Minimum Interest Rate of 3.0%. Instead, the Interest Rate for the relevant Interest Period would be equal to the Minimum Interest Rate of 3.00%.

Assuming that the Interest Rate is subject to a Maximum Interest Rate of 4.25%, the Interest Rate otherwise calculated as 4.50% in Example 2 above and 5.00% in Example 5 above would not be payable since each is greater than the Maximum Interest Rate of 4.25%. Instead, the Interest Rate for the relevant Interest Period would be equal to the Maximum Interest Rate of 4.25%.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent this discussion is inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

Notes With a Term of More than 365 Days

If the Notes have a term of more than 365 days and are described under the heading “—Variable Rate Debt Instruments” below, then we intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. If the Notes are treated as variable rate debt instruments, they may be issued with original issue discount as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. For purposes of obtaining the issue price of the Notes to determine whether the Notes were issued with original issue discount, you may call Director—Structuring, Investors Solutions Americas at (212) 412-1101. In addition, if the Notes are variable rate debt instruments and you purchase your Note at a discount or premium to its adjusted issue price as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section.

If the Notes are not described under the heading “—Variable Rate Debt Instruments” below and have a term in excess of one year, then we intend to treat the Notes as “contingent payment debt instruments” subject to taxation as described under “—Contingent Payment Debt Instruments” below and under the “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Variable Rate Debt Instruments

In general, a Note will be treated as a variable rate debt instrument if: the issue price of the Note (as described below) does not exceed the total amount of noncontingent principal payments on the Note by more than the product of the principal payments and the lesser of (i) 15 percent or (ii) the product of 1.5 percent and the number of complete years of the Note’s term (or its weighted average maturity in the case of a Note that is an installment obligation), and the Note does not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

The issue price of Notes generally is the first price at which a substantial amount of the Notes is sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), excluding pre-issuance accrued interest. In general, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current rate.” A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate unless it is either:

•	a product of a qualified rate times a fixed multiple greater than 0.65 but not more than 1.35, or

•	a multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Note. A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other. A variable rate that is subject to an interest rate cap, floor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

An objective rate is, in general, a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within the issuer’s control (or the control of a party that is related to the Issuer) or that is unique to the issuer’s circumstances (or those of a related party)). An objective rate must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day. The U.S. Internal Revenue Service may designate other variable rates that will be treated as objective rates. However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term. A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percent. An objective rate is, in general, a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding any interest rate cap, floor, or similar restriction on rate adjustment that is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction).

Contingent Payment Debt Instruments

If the Notes are contingent payment debt instruments, you may obtain the comparable yield and the projected payment schedule by requesting them from Director—Structuring, Investor Solutions Americas, at (212) 412-1101. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.]2

Notes With a Term of 365 Days or Less

If the Notes have a term of 365 days or less, we intend to treat the Notes as short-term obligations, as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the prospectus supplement.

[2]	To be included if the Notes may still be outstanding on January 1, 2013.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

US$

BARCLAYS BANK PLC

[STEP-UP][STEP-DOWN] [CAPPED][FLOORED] [CALLABLE] [FIXED-TO-]FLOATING RATE

NOTES DUE

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED MARCH 1, 2010)